787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 8, 2014

VIA EDGAR CORRESPONDENCE

Deborah Skeens, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust” or the “Registrant”)
Registration Statement on Form N-14 (Securities Act File No. 333-197976) (the “Registration Statement”)

Dear Ms. Skeens:

The Trust filed the Registration Statement relating to the proposed reorganization (the “Reorganization”) of ClearBridge Variable All Cap Value Portfolio (the “Target Fund”) with and into ClearBridge Variable Large Cap Value Portfolio (the “Acquiring Fund,” and together with the Target Fund, the “Funds”) on August 8, 2014, with an effective date of September 7, 2014. This letter responds to comments with respect to the Registration Statement that you provided in a telephone conversation with the undersigned on August 20, 2014. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You requested that the Trust provide Tandy representations.

Response: The Trust’s Tandy representations are enclosed with this letter.

Comment No. 2: Confirm supplementally that the semiannual reports for both Funds will be filed before the effective date of the Registration Statement.

Response: The Registrant confirms that the semiannual reports for the Target Fund and the Acquiring Fund were both filed on August 21, 2014.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

September 8, 2014

Comment No. 3: Please confirm supplementally why the Trust does not have to seek shareholder approval for the planned Reorganization under federal and state law.

Response: The Trust is relying on Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), which permits reorganizations involving sales of substantially all of the assets between affiliated investment companies without a shareholder vote if certain requirements are met. As shown in the table below, the Reorganization meets these requirements.

Condition in Rule 17a-8	Reorganization
No policy of the Merging Company that under section 13 of the 1940 Act (15 U.S.C. 80a-13) could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company. (Rule 17a-8(a)(3)(i))	Both Funds have adopted identical fundamental investment restrictions. Both Funds are classified as diversified and neither Fund concentrates in an industry or group of industries.

No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract. (Rule 17a-8(a)(3)(ii))	Both Funds have entered into identical management contracts, except for the amount of the advisory fee, and identical subadvisory contracts. The management fee charged to the Acquiring Fund is lower than the management fee charged to the Target Fund, and a decrease in management fees is not considered a material difference requiring a shareholder vote.[1]

Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company. (Rule 17a-8(a)(3)(iii))	The Funds are series of the same Trust and have the same Board of Trustees. The Board has 11 members; all but two have been elected by shareholders and all but one is not an interested person of the Funds.

Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with §270.12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan. (Rule 17a-8(a)(3)(iv))	The Rule 12b-1 fees applicable to each class of the Target Fund are identical to the Rule 12b-1 fees charged to the corresponding class of the Acquiring Fund. Class I shares of the Acquiring Fund, which are being offered in the Reorganization, and Class I shares of the Target Fund do not pay Rule 12b-1 fees.

[1]

In the release adopting Rule 17a-8, the SEC Staff noted that Rule 17a-8 was drafted in a manner consistent with Section 15(a) of the 1940 Act. Section 15(a) of the 1940 Act is interpreted to require shareholder approval of only material changes to an advisory contract. The SEC Staff further stated in the adopting release that “[i]f, after the merger, the advisory fees payable by the acquiring fund will be greater than the advisory fees of the acquired fund, we would consider the increase in advisory fee to be a material change requiring shareholder approval.” Investment Company Mergers, Investment Company Act Release No. 25666 (July 18, 2002) (emphasis supplied).

September 8, 2014

The Funds are series of the Trust, a Maryland statutory trust. The Trust’s Declaration of Trust provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Maryland law, actions by the Trustees without seeking the consent of shareholders. The Trustees may, without shareholder approval, authorize the merger or consolidation of the Trust into another trust or entity, reorganize the Trust, or any series or class into another trust or entity or a series or class of another entity, sell all or substantially all of the assets of the Trust or any series or class to another entity, or a series or class of another entity, or terminate the Trust or any series or class.

Comment No. 4: Please confirm supplementally that there were no factors considered by the Board that were adverse to the Board determination to recommend the Reorganization. Also, please confirm that the Board considered the transaction costs to the Target Fund from the sale of portfolio securities.

Response: The Registrant confirms that the Board was informed that, while the Target Fund is not required to invest a specific amount of its assets in securities of a particular market capitalization size, as of July 18, 2014, substantially all of its assets were invested in securities that meet the definition of large market capitalization in the Acquiring Fund’s prospectus. The Board was also informed that it was anticipated that approximately 75% of the Target Fund’s portfolio securities would be sold prior to the Reorganization, because the portfolio managers of the Acquiring Fund do not want to hold those securities in the Acquiring Fund’s portfolio. The Board was further informed of the transaction costs to the Target Fund resulting from the sale of its portfolio securities. These factors were among many that were considered by the Board, but the Board did not identify any single factor or piece of information as all-important or controlling.

Comment No. 5: Please clarify the performance information in the “Common Questions About the Reorganization” section as well as in the Information Statement/Prospectus. Specifically, please provide performance information as of May 30, 2014 for both Funds and please include the three-year performance information in the Information Statement/Prospectus.

Response: The requested changes have been made.

Comment No. 6: Please state in the “Information About the Reorganization – Reasons for the Reorganization and Board Considerations” section that the Board considered the continuity of investment services as a factor prior to approving the Reorganization. This factor is disclosed in the “Common Questions About the Reorganization” section but not in the body of the Information Statement/Prospectus.

Response: The requested changes have been made.

September 8, 2014

Comment No. 7: In the “Common Questions About the Reorganization” section and in the body of the Information Statement/Prospectus, please highlight the main differences between the Funds. Also, please add prominent disclosure to the “Common Questions About the Reorganization” section regarding the anticipated sale of 75% of the Target Fund’s holdings.

Response: The requested changes have been made.

Comment No. 8: Please clarify the disclosure regarding the reorganization costs incurred by each Fund.

Response: The requested changes have been made.

Comment No. 9: Please add the file numbers to the list of documents incorporated by reference in the Information Statement/Prospectus.

Response: The requested changes have been made.

Comment No. 10: Please revise the disclosure in the “Comparison of Fees and Expenses” section of the Information Statement/Prospectus to clarify that the fees and expenses of the Target Fund are expected to increase.

Response: The requested changes have been made.

Comment No. 11: Please be consistent in the ordering of the Funds when making comparisons throughout the document.

Response: The requested changes have been made.

Comment No. 12: In the “Information About the Reorganization – Reasons for the Reorganization and Board Considerations” section, please state whether the Board considered the different strategies followed by the Funds.

Response: The Registrant respectfully submits that no additional disclosure is required.

Comment No. 13: In the “Information About the Reorganization – Reasons for the Reorganization and Board Considerations” section, please clarify the statement about expenses reimbursed by the manager.

Response: The requested changes have been made.

Comment No. 14: In the “Information About the Reorganization – Reasons for the Reorganization and Board Considerations” section, please consider adding disclosure about the benefits Target Fund shareholders will realize from the Reorganization (i.e., lower fees and expenses), and adding a more detailed discussion of economies of scale.

Response: Disclosure has been added regarding the possibility of additional decreases in the management fee payable by the Acquiring Fund due to the increase in the Fund’s net assets as a result of the Reorganization and the breakpoints in the Acquiring Fund’s management fee schedule. The Trust respectfully submits that no additional disclosure is necessary.

September 8, 2014

Comment No. 15: In the “Portfolio Securities” section, please explain why 75% of the holdings of the Target Fund will be sold and disclose what is being done with the proceeds of the sale.

Response: The requested changes have been made.

Comment No. 16: With respect to the Pro Forma Capitalization Table, please confirm supplementally that the Target Fund has fewer assets than it had at March 31, 2014 and explain why.

Response: The Trust confirms that the Target Fund’s assets have declined significantly due to redemptions.

Comment No. 17: In the Pro Forma Capitalization Table, please move $19.83 out of the Pro Forma Adjustments column and into the Pro Forma Combined Fund column.

Response: The requested change has been made.

Comment No. 18: In Appendix A, please confirm the dates of the summary prospectus filings.

Response: Appendix A has been revised as appropriate.

Comment No. 19: In Appendix A, please add the file numbers.

Response: The file numbers have been added to Appendix A.

Comment No. 20: In Appendix C, please add the financial highlights for the six months ended June 30, 2014.

Response: The requested changes have been made.

Comment No. 21: Please confirm that should any shareholder request the Statement of Additional Information (“SAI”) in the Registration Statement (the “Reorganization SAI”), the SAIs for each Fund will also be provided.

Response: The Trust confirms that the SAI for each Fund will be provided together with the Reorganization SAI should any shareholder request the Reorganization SAI.

Comment No. 22: In the Reorganization SAI, please replace all references to “pro forma financial statements” with “pro forma financial information.”

Response: The requested changes have been made.

Comment No. 23: In the “Pro Forma Financial Statements” section of the Reorganization SAI, please explain which Fund is the surviving fund for accounting purposes.

September 8, 2014

Response: The requested change has been made.

Comment No. 24: In the “Pro Forma Financial Statements” section of the Reorganization SAI, please update the narrative so that it covers the twelve months ended June 30, 2014.

Response: The requested changes have been made.

Comment No. 25: In the “Pro Forma Financial Statements” section of the Reorganization SAI, please explain why 75% of the holdings of the Target Fund need to be sold and disclose what is being done with the proceeds of the sale. Please state that the Target Fund will incur transaction costs in connection with the sale of its portfolio holdings.

Response: The requested changes have been made.

Comment No. 26: In the “Pro Forma Financial Statements” section of the Reorganization SAI, please clarify the disclosure regarding the Target Fund’s costs incurred in connection with the Reorganization and state that the Acquiring Fund will bear half of its costs. In addition, please provide estimates of the costs to be incurred in connection with the Reorganization.

Response: The requested changes have been made.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Variable Equity Trust

620 Eighth Avenue

New York, New York 10018

September 8, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”)

Form N-14, Securities Act File No. 333-197976

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Registration Statement on Form N-14 filed by Legg Mason Partners Variable Equity Trust on behalf of ClearBridge Variable All Cap Value Portfolio (the Acquiring Fund) and ClearBridge Variable Large Cap Value Portfolio (the Target Fund), each a series of the Trust, on August 8, 2014, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Variable Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary